

November 6, 2020

<u>Via Email</u>
Eric R. Smith, Esq.
Venable LLP
750 E. Pratt Street, Suite 900
Baltimore, MD 21202

> **Re: TESSCO Technologies Incorporated**
> **Definitive Additional Materials filed under cover of Schedule 14A**
> **Filed on November 6, 2020 by Robert B. Barnhill, Jr., et al.**
> **File No. 001-33938**

Dear Mr. Smith,

We have reviewed the above-captioned filing and have the following comments:

1. We note your statement on slide 24 describing certain actions by the Board as "clearly self-serving and not in the best interest of shareholders." In future filings, to the extent you describe those actions by the Board in the same way, please recharacterize this statement as a belief or opinion.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me, at (202) 551-8729, or, in my absence, to Daniel Duchovny, Special Counsel, at (202) 551-3619.

Sincerely,

/s/ Valian A. Afshar

Valian A. Afshar
Special Counsel
Office of Mergers and Acquisitions

cc: Gabriel M. Steele, Esq.